

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Joseph Richard Moran
Chief Executive Officer
Blue Chip Capital Group Inc.
269 South Beverly Drive – Suite 373
Beverly Hills, CA 90212

> **Re: Blue Chip Capital Group Inc.**
> **Amendment No. 6 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 26, 2023**
> **CIK No. 0001932213**

Dear Joseph Richard Moran:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2023 letter.

Amendment No. 6 to Draft Registration Statement on Form S-1

Exhibits

1. Please include an Exhibit Index in your next amendment and ensure that you number your exhibits in accordance with the Exhibit Table. Refer to Item 601(a)(2) of Regulation S-K.

2. We note that you have submitted several agreements with RaiseWise relating to your crowdfunding platform as exhibits. Please revise to disclose the material terms of these agreements.

3. Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304

of Regulation S-T. For example, we note that the exhibits you have numbered as exhibits 1, 3, 4, 5 and 6 are not in text-searchable format.

4.   Refer to your form of common stock purchase warrant submitted as Exhibit 4.1. If this document is the warrant that you intend to sell in this registered offering, please tell us why the legend includes language regarding an unregistered offering.

5.   We note your response to comment 8 and we partially reissue the comment. Since the warrants are contractual obligations issued pursuant to agreements, please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the common stock purchase warrant. For guidance, please refer to Staff Legal Bulletin 19.

You may contact David Irving at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance